Securities and Exchange Commission
Division of Corporation Finance
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
UNITED STATES OF AMERICA


05007327

1 April 2005

Re: Mobistar N.V./S.A. 12g3-2(b) File No. 82 - 4965

Ladies and Gentlemen:

Please find enclosed certain information that we are furnishing to you pursuant to Rule 12g3-2(b). The first page of each separate item of information indicates in the upper right-hand corner our file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely,

Johan Van den Cruijce
Corporate Affairs Manager

Enclosures
cc: Corey Chivers
Weil, Gotshal & Manges

dlw 4/20



Mobistar NV/SA – Kolonel Bourgstraat 149 rue Colonel Bourg
Brussel 1140 Bruxelles – tel. 02 745 71 11 – fax 02 745 70 00
www.mobistar.be – Fortis 210-0233334-04
tva-btw be 456.810.810 – RPR-RPM 0456.810.810 (Brussel-Bruxelles)

mobistar



LIMITED LIABILITY COMPANY
RUE COLONEL BOURG 149
1140 BRUSSELS

ENTERPRISE NUMBER 0456.810.810 (BRUSSELS)

CONVOCATION OF THE GENERAL SHAREHOLDERS MEETING

The board of directors hereby invite the shareholders to participate in the annual and extraordinary shareholders' meeting that will take place on **4 May 2005 at 11 a.m.** at the company's registered office located in Evere (1140 Brussels), at 149 Rue Colonel Bourg.

The agenda for the meeting is as follows:

1. Presentation and discussion of the management report on the annual accounts of the company as of 31 December 2004.

2. Report of the statutory auditor concerning the annual accounts for 2004.

3. Approval of the annual accounts of the company as of 31 December 2004 and appropriation of results. Presentation of the consolidated accounts as of the same date.

   Text of the proposed resolution:
   "General shareholders' meeting approves the annual accounts for the year 2004 including appropriation of results as presented in the accounts with a distribution of a gross dividend of 2 euros per share, payable as from 11 May 2005".

4. Discharge of directors and the statutory auditor for fulfilling their mandate.

   Text of the proposed resolution:
   "General shareholders' meeting discharges the directors and the statutory auditor for fulfilling their mandate until 31 December 2004".

5. Board of Directors: renewal of the mandates of members of the board – confirmation of appointment of Messrs. Michel POIRIER and Bernard MOSCHENI as directors and appointment of Mr. Eric DEKEULENEER as independent director in conformity with Article 524 of the Company Code - appointment of two independent directors presented by the board of directors.

   Text of the proposed resolution:
   "General shareholders' meeting notes that the mandates of the directors expire at the end of the annual shareholders' meeting of 2005.

   General shareholders' meeting resolves to renew the mandates of Mrs. Brigitte BOURGOIN-CASTAGNET and of Messrs. Jan STEYAERT, Sanjiv AHUJA, Bernard GHILLEBAERT and Tim LOWRY and of SA WIREFREE SERVICES BELGIUM represented by Mr. Aldo CARDOSO. The directors will not be remunerated for their services under their mandates and the mandates shall expire after the annual general shareholders' meeting of 2008.

General shareholders' meeting equally renews the mandates of Mrs. Annemie NEYTS-UYTTERBROEK and of SPARAXIS SA, represented by Mr. Eric BAUCHE in the capacity of independent director of the company in conformity with article 524 §4 of the Company Code. Their mandate shall expire respectively after the annual general shareholders' meeting of 2008 and after the annual general shareholders' meeting of 2006 and their remuneration shall be fixed at EUR 30,000 per complete fiscal year. The payment of this amount will be done (when appropriate, pro-rata) at the end of the general shareholders' meeting of the corresponding fiscal year. An additional payment of EUR 2,000 will be accorded to them each time they participate in a meeting of a committee of the company. The general shareholders' meeting notes that Mrs. NEYTS-UYTTERBROEK and SPARAXIS SA match the criteria of independence as laid out in article 524 §4 paragraph 2, 2°-4° of the Company Code.

General shareholders' meeting confirms the appointment of Mr. Michel POIRIER and Mr. Bernard MOSCHENI (co-opted by the board of directors on 26 July 2004) as directors of the Company. The directors will not be remunerated for their services under their mandates and their mandates will expire at the end of the general shareholders' meeting of 2008.

General shareholders' meeting confirms the appointment of Mr. Eric DEKEULENEER (co-opted by the board of directors on 18 November 2004) as independent director of the company in conformity with article 524 §4 of the Company Code. His mandate will expire at the end of the general shareholders' meeting of 2008 and his remuneration is fixed at EUR 30,000 per complete fiscal year. The payment of this amount will be done (when appropriate, pro-rata) at the end of the general shareholders' meeting of the corresponding fiscal year. An additional payment of EUR 2,000 will be accorded to him each time he participates in a meeting of a committee of the company. General shareholders' meeting notes that Mr. DEKEULENEER matches the criteria of independence as laid out in article 524 §4 paragraph 2, 1°-4° of the Company Code.

General shareholders' meeting approves the appointment of two candidates presented by the board of directors as independent directors of the company in conformity with article 524 §4 of the Company Code. Their mandate will expire at the end of the general shareholders' meeting of 2008 and their remuneration is fixed at EUR 30,000 per complete fiscal year. The payment of this amount will be done (when appropriate, pro-rata) at the end of the general shareholders' meeting of the corresponding fiscal year. An additional payment of EUR 2,000 will be accorded to them each time they participate in a meeting of a committee of the company. General shareholders' meeting notes that the two candidates match the criteria of independence as laid out in article 524 §4 paragraph 2, 1°-4° of the Company Code".

6. Renewal of the mandate of the auditor.

   Text of the proposed resolution:
   "General shareholders' meeting resolves to renew the mandate of the statutory auditor of the company, ERNST & YOUNG SCC – Reviseurs d'Entreprises, represented by Mr. Herman VAN DEN ABEELE. The mandate of the auditor will expire at the end of the general shareholders' meeting of 2008. The remuneration of the auditor for the accomplishment of his statutory duty is set at EUR 225,000 per year".

7. Amendment of article 16, paragraph 2 of the Articles of Association of the company.

   Text of the proposed resolution:
   "General shareholders' meeting resolves to amend article 16, paragraph 2 of the Articles of Association of the company as follows:
   Notices must mention the place, date, time and agenda of the meeting. They must be sent out in advance within a reasonable timeframe by means of a letter, telegram, telex, facsimile, email or other written means".

8. Amendment of article 24 of the Articles of Association of the company in order to comply with the relevant provisions of the Corporate Governance Code.

   Text of the proposed resolution:

"General shareholders' meeting resolves to amend <u>article 24</u> of the Articles of Association of the company as follows:
The purpose of the audit committee is to assist the board of directors in the exercise of its duties that concern the integrity of the financial information of the company and notably supervising financial reports, internal audit, external audit, internal control and financial relations between the company and its shareholders.
The members of the audit committee have the most extensive power of investigation in the carrying out of their duty of assistance and supervision, and their power of investigation is equal to that given by law to the statutory auditor.
The audit committee shall consist of at least three directors. All the members of the audit committee must be non-executive directors and at least the majority of the members of the audit committee must consist of independent directors in accordance with article 524 §4 of the Company Code. Members of the audit committee shall be appointed by the board of directors.
The duration of their mandate shall not exceed six years. They may be re-elected".

9. Amendment of <u>article 26</u> of the Articles of Association of the company in order to comply with the relevant provisions of the Corporate Governance Code.

Text of the proposed resolution:
"General shareholders' meeting resolves to amend <u>article 26</u> of the Articles of Association of the company as follows:
<u>Nomination and Remuneration Committee</u>
The purpose of the Nomination and Remuneration Committee is to assist the board of directors in the establishment of the remuneration policy for management of the Company (president, managing directors, general managers and persons reporting directly to them).
The Nomination and Remuneration Committee makes sure that the procedures concerning nomination and renewal of mandates of directors are followed in the most objective way. The Nomination and Remuneration Committee formulates recommendations to the board of directors on the nominations of directors.
The Nomination and Remuneration Committee shall consist of at least three directors. All the members of the Nomination and Remuneration Committee must be non-executive directors and at least the majority of the Nomination and Remuneration Committee must consist of independent directors according to article 524 §4 of the Company Code. Members of the Nomination and Remuneration Committee shall be appointed by the board of directors.
The duration of their mandate shall not exceed six years. They may be re-elected".

10. Amendment of the first paragraph of <u>article 32</u> of the Articles of Association of the company.

Text of the proposed resolution:
"General shareholders' meeting resolves to amend the first paragraph of article 32 of the Articles of Association of the company as follows:
To be admitted to the shareholders' meetings and to the extent required by the board of directors in the notice, owners of registered shares, holders of the warrants and registered bonds and certificates that have been issued with collaboration of the company, must indicate their intention to participate in the general meeting in the time frame as indicated in the notice, but in any event no more than six days and no less than three business days prior to the date of the general meeting".

11. Decision to repeal <u>article 48</u> of the Articles of Association of the company. The text of article 48 is as follows:
"General shareholders' meeting of 7 May of 2003 decided to allow the board of directors in accordance with the Company Code and without prior decision of the general shareholders' meeting, to acquire or transfer the company's shares or profit-sharing certificates, when such acquisition is necessary to avoid a serious and imminent harm to the company. This authorization is valid for a period of three years from the moment of publication of that decision in the Belgian Official Gazette, and may be extended according to the Company Code. This authorization is also valid for acquisition of shares by a direct affiliate, according to Article 627 of the Company Code".

Text of the proposed resolution:

"General shareholders' meeting resolves to repeal <u>article 48</u> of the Articles of Association".

12. Decision to grant a mandate to the board of directors for a duration of eighteen months in order to allow acquisition of the company's shares by buying or exchanging at a price that may not be either lower than ninety percent (90%) or higher than one hundred and ten percent (110%) of the average closing price of the five business days that precede the acquisition or exchange.

 Text of the proposed resolution:
 "General shareholders' meeting explicitly allows the board of directors, in conformity with the Company Code, to acquire the company's shares by buying or exchanging at a price that may not be either lower than ninety percent or higher than one hundred and ten percent of the average closing price of the five business days that precede the acquisition or exchange. This authorization is valid for a period of eighteen months from the general shareholders' meeting."

 According to this decision, the <u>Article 48bis</u> (article 48 after re-numbering) of the Articles of Association is hereby amended as follows:

 "General shareholders' meeting of four May two thousand and five granted authority to the board of directors in accordance with the Company Code to acquire a maximum number of shares authorized by this Article by buying or exchanging at a price that may not be either lower than ninety percent or higher than one hundred and ten percent of the average closing price of the five business days that precede the acquisition or exchange. This authorization is valid for a period of eighteen months from the date of the general shareholders' meeting and may, in accordance with the Company Code, be extended.
 This authorization is equally valid for acquisition of shares in the company by a direct subsidiary, according to Article 627 of the Company Code.
 The board of directors is authorized to transfer, on the stock exchange and otherwise, under conditions which it can determine, all shares acquired by the company by virtue of the decisions taken in accordance with the Company Code".

13. Coordination of the Articles of Association – powers.

 Text of the proposed resolution:
 "The general shareholders' meeting authorizes Mr. Johan Van den Cruijce, with a right of substitution, to restate the Articles of Association of the company, to sign and to file them with the Clerk of the Commercial Court, in compliance with the legal requirements on the subject."

14. Mobistar SA – Mobistar Affiliate SA – Absorption by operation treated as a merger by absorption of Mobistar Affiliate SA (article 676, 1° of the Company Code).
 a. Study and discussion by shareholders of the merger proposal drafted by the management of the companies to merge, in conformity with article 719 of the Company Code of which they were able to receive a free copy.
 b. Approval of the merger proposal.
 c. Absorption by Mobistar SA of the company Mobistar Affiliate SA by way of operation treated as a merger by absorption in conformity with article 676 1° of the Company Code, in conformity with and under the conditions stated in the merger proposal.
 d. Granting of special powers, including the power to fulfill the formalities with the Crossroads bank for Undertakings and the power to restate the articles of association.
 Text of the proposed resolution:
 "<u>1. Absorption by operation comparable to merger by absorption of the company Mobistar Affiliate SA and transfer of the patrimony (estate)</u>
 General shareholders' meeting approves the merger proposal of 7 February 2005 drafted by the corresponding management of absorbing and absorbed company that was filed with the commercial court of Brussels on 16 February 2005.
 Consequently, the meeting agrees to the operation by which the absorbing company absorbs the absorbed company by way of operation treated as a merger by absorption.
 By this operation, the totality of the assets and liabilities of the absorbed company with no exceptions or reservations is transferred to the absorbing company.
 <u>2. Accounting date</u>

All operations performed by the absorbed company as from January first two thousand and five are considered from an accounting point of view as having been realized on behalf of the absorbed company.

3. Shares or preferential securities

There do not exist any shares or preferential securities in the absorbed company to which any preferential rights have been accorded.

4. Special advantages of directors

There are no special advantages that have been accorded to board members of merged companies.

5. Property transfer – transferred elements of the estate

The meeting approves the transfer of the totality of the estate of the absorbed company, assets as well as liabilities. The estate comprises the totality of the rights and obligations of the absorbed company, including all physical and non-physical assets, current contracts, debts, etc.

The meeting grants power to the board of directors to implement the decisions taken".

15. Decision concerning the plan to purchase shares of Mobistar 2005 by personnel ("Discounted Stock Purchase Plan") as presented by the board of directors.
    Text of the proposed resolution:
    "General shareholders' meeting approves the plan to purchase shares of Mobistar 2005 by personnel ("Discounted Stock Purchase Plan") as presented by the board of directors."

16. Corporate Governance: information/ discussion.

To be adopted, proposals numbered 3, 4, 5, 6, 13 and 15 on the agenda have to collect a simple majority of votes.

To be adopted, proposals numbered 7, 8, 9, 10, 11 and 14 must collect three quarters of the votes. In addition, those that participate in the meeting must represent half of the registered capital as required by article 558 of the Company Code.

To be adopted, proposal numbered 12 must collect four/fifths of the votes. In addition, those that participate in the meeting must represent half of the registered capital as required by article 559 of the Company Code.

To stimulate participation in the general shareholders' meeting, the board of directors decided to allow the holders of bearer shares to participate in the general shareholders' meeting, or to be represented there in one of the two ways as foreseen by article 32 of the Articles of Association:

- either by depositing the shares on Tuesday, 26 April 2005 at the latest with the ING or KBC bank;
- or by demonstrating that they were shareholders of the company on Tuesday, 26 April 2005 at 24 hours (the "registration date"). The shareholders must provide proof of the fact that they were shareholders at the registration date to the ING or KBC bank.

In conformity with article 32 of the Articles of Association and in conformity with the decision of the board of directors the holders of registered shares must, in order to be admitted to the general shareholders' meeting or be represented there, communicate their intention to participate in the meeting to the board of directors on Tuesday, 26 April 2005 at the latest.

In conformity with article 33 of the Articles of Association every shareholder may be represented at the general shareholders meeting by a proxy. Original proxies, established in conformity with a template provided by the company, must be provided to the company on Tuesday, 26 April 2005 at the latest. Proxies may also be sent by fax to the following number: +32 2 745 86 45 within the same delay, however, the originals must be received by the secretariat of the general shareholders' meeting prior to the beginning of the meeting. Templates of proxies provided by the company may be obtained at the company's registered office and are available on the website of the company at the following address: *http://www.mobistar.be/en/corporate/financial/legalinfo.html.*

In order to be admitted to the general shareholders' meeting, shareholders and proxies will have to prove their identity and authority, and the representatives of companies will have to provide documents proving their authority or a proxy, at the latest prior to the beginning of the general shareholders' meeting.

Documents relating to the agenda of the general shareholders' meeting will be available for consultation at the company's registered office and a copy of them may be obtained free of charge by all shareholders that have completed formalities for admission to the general shareholders' meeting. These documents are available on the website of the company at the following address: *http://www.mobistar.be/en/corporate/financial/legalinfo.html.*

The board of directors